Exhibit 16.1

November 20, 2012

Mr. Jack Qin
Principal Executive Officer
EFTN Holdigs, Inc.
17800 Castleton Street
City of Industry, CA 91748

Dear Jack:

This letter serves as official notification of my resignation as an independent director for EFT, effective today Tuesday, November 20, 2012.

With all that is going on in the EFT business market, and the lack of sales, management needs to be focused and take a more sizeable role in producing their results. In addition, there have been several occasions where management has not advised the directors on several purchases that have gone on.

Considering everything that is happening in New York with the hurricane, I find that I can no longer spend the additional time to attend the Director meetings, and I believe it is time for me to move on. I wish you the best of success in the future.

/s/ Jerry B . Lewin

Jerry B . Lewin

JBL:mkm

cc:	Visman Chow Norman Ko Bill Sluss